Exhibit (a)(2)(i)

March 7, 2011

Dear GTEC Stockholder:

        We are pleased to inform you that, on March 2, 2011, Global Defense Technology & Solutions, Inc. ("GTEC") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sentinel Acquisition Holdings Inc. ("Parent") and Sentinel Acquisition Corporation, a direct, wholly owned subsidiary of Parent ("Purchaser"). Parent and Purchaser are affiliates of Ares Corporate Opportunities Fund III, L.P. and Ares Management LLC, a global alternative asset manager and SEC registered investment adviser with approximately $39 billion of committed capital under management and approximately 360 employees as of December 31, 2010.

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of GTEC (the "Shares") at a price of $24.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 7, 2011, and related materials enclosed with this letter. Unless subsequently extended, the Offer is currently scheduled to expire at 11:59 p.m., New York City time, on Friday, April 1, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into GTEC (the "Merger"), with GTEC continuing as the surviving corporation in the Merger and a direct wholly subsidiary of Parent. As a result of the Merger, each outstanding Share (other than shares owned by Parent, Purchaser or GTEC or by any GTEC stockholder who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

        The Board of Directors of GTEC has (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other transactions contemplated thereby are advisable and fair to and in the best interests of GTEC and GTEC's stockholders. Accordingly, the Board of Directors of GTEC recommends that GTEC's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        In arriving at its recommendation, the Board of Directors of GTEC gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser's Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

                      Very truly yours,

                      /s/ Thomas R. Wilson

                      Thomas R. Wilson
                      Chairman of the Board of Directors

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